UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

VisionSys AI Inc (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on November 13, 2025 at 12:00 p.m. Eastern Standard Time at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017.

Holders of the Company’s 9,346,113,200 issued and ordinary shares, whether held directly or indirectly through American Depositary Shares (the “ADSs”), consisting of 8,985,810,250 Class A ordinary Shares and 360,302,950 Class B ordinary shares and constituting a total of 12,588,839,750 votes, were present in person or by proxy at the Extraordinary General Meeting and were entitled to vote at the Extraordinary General Meeting as of the record date of October 14, 2025 (the “Record Date”). The 12,588,839,750 votes represented approximately 84.89% of the total 14,829,779,800 votes outstanding as of the Record Date, being the voting power corresponding to a total of 11,587,053,250 issued and outstanding ordinary shares (consisting of 11,226,750,300 Class A ordinary shares and 360,302,950 Class B ordinary shares), and therefore constituted a quorum. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Consolidation

At the Meeting, it was clarified that there was a clerical error in the wording of Proposal 1 as set out in the Notice of Meeting and accompanying proxy materials. The Chairman noted that Proposal 1 should instead read as follows, and the shareholders present approved this corrected wording as an ordinary resolution:

The shareholders approved as an ordinary resolution that every 50 issued and unissued Class A ordinary shares of a par value of US$0.00002 each, every 50 issued and unissued Class B ordinary shares of a par value of US$0.00002 each, and every 50 shares of a par value of US$0.00002 each of such class or classes (however designated) as the board of directors (the “Board” or “Board of Directors”) may determine in accordance with Article 8 of the currently effective amended and restated articles of association of the Company (the “Articles of Association”) in the share capital of the Company be consolidated into 1 Class A ordinary share of a par value of US$0.001, 1 Class B ordinary share of a par value of US$0.001, and 1 ordinary share a par value of US$0.001 as the Board may determine in accordance with Article 8 of the Articles of Association, respectively (the “Share Consolidation”) at a date to be determined by the Board, so that immediately following the Board’s determination of the effective date of the Share Consolidation, the authorized share capital will become:

US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association.

No broker non-votes are counted.

For	Against	Abstain
12,560,836,500	27,796,500	206,750

2. Increase of Authorized Share Capital

The shareholders approved as an ordinary resolution that the authorized share capital of the Company be increased to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$10,000,000 divided into 10,000,000,000 shares comprising of (i) 9,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association.

No broker non-votes are counted.

For	Against	Abstain
12,560,824,500	27,808,500	206,750

3. Allocation of Voting Rights and Conversion Rights

The shareholders approved as a special resolution to authorize Class A ordinary shares and Class B ordinary shares, as adjusted following the approval of Proposal 1 and 2, each with a par value of US$0.001 of the Company to have the following rights and privileges (the “Allocation of Voting Rights and Conversion Rights”), in addition to those set forth in the Articles of Association, and to authorize the amendment of the Articles of Association:

(a)	in respect of all matters subject to vote at general meetings of the Company, each holder of Class B ordinary shares shall be entitled to one hundred (100) votes per one Class B ordinary share;

(b)	each Class A ordinary share shall be convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval; and

(c)	the Articles of Association be amended to reflect the foregoing allocation of voting rights and conversion rights and Conyers Trust Company (Cayman) Limited be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the amendments to the Articles of Association and the matters approved herein.

No broker non-votes are counted.

For	Against	Abstain
12,558,323,250	30,309,750	206,750

4. Transition to Scripless Shares

The shareholders approved as an ordinary resolution to ratify the determinations of the Board of Directors, as set forth in the board resolutions passed on September 24, 2025 (the “Board Resolutions”) to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions implementing the transition to scripless shares approved by the Board of Directors and recorded in the Board Resolutions (the “Transition to Scripless Shares”). To the extent that this proposal is inconsistent with the provisions contained in the Articles of Association, the contents herein shall prevail and be deemed to amend and supersede the corresponding provisions of the Articles of Association. No broker non-votes are counted.

For	Against	Abstain
12,560,836,750	27,796,250	206,750

The Company’s ADR Program

Following the effectiveness of the Share Consolidation, the Company will instruct the ADS depositary bank not to change the current ratio of ADSs to Class A ordinary shares. Instead, each ADS will continue to represent 250 underlying Class A ordinary shares, but the total number of ADSs outstanding will be reduced proportionately (the “ADS Reverse Split”). Accordingly, the per-ADS market value is expected to increase proportionately, such that the aggregate economic interest of each ADS holder in the Company will remain unchanged. A new CUSIP number will be assigned to the ADSs following the ADS Reverse Split. The Share Consolidation and ADS Reverse Split will be implemented in accordance with applicable law, and the Company will take all steps necessary to ensure the proper adjustment of ADSs following the Share Consolidation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: November 25, 2025

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